August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (201) 967-8598

Ronald E. Hermance, Jr.
Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, NJ 07652

> **Re:** **Hudson City Bancorp, Inc.**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 00-26001**

Dear Mr. Hermance:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Independence of Directors, page 16

1. Revise to provide an explanation of any terms in Hudson City's Bylaws which supplement the independence requirements of the Nasdaq Stock Market. Please refer to Item 407(a) of Regulation S-K.

Meetings of the Board…and It's Committees, Compensation Committee, page 18

2. Please revise this section to discuss the role of the Administrative Committee in determining equity compensation. We note the discussion on page 33 regarding this committee's role in determining the size and composition of awards. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 20

3. You provide disclosure regarding the Committee's use of peer group compensation surveys and measurements of financial performance used in setting compensation. It also appears from your disclosure that the Compensation Committee uses a significant amount of discretion in setting compensation, including changes to base salary as well as the target and actual payout of equity and cash incentive compensation. Please revise your disclosure to specify where compensation is set using a predetermined formula and where the Committee or member of management uses their discretion to determine the final amount of the compensation of the named executive officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

4. You discuss the threshold performance measurement used to determine incentive compensation. Revise your disclosure to provide additional detail and analysis to further explain your incentive award program and the awards made during the year. For example, discuss performance necessary to reach the target award and maximum award amounts. Furthermore, revise your disclosure to address the individual performance targets used in determining the named executive compensation. Finally, your disclosure should discuss and specifically disclose the performance targets required in order for the performance options to vest. Disclose all relevant performance targets. If you determined that disclosure of these items was not required because it was confidential, because it would expose Hudson City to competitive harm, please supplementally provide us with your confidentiality analysis. If in the future, you determine that some performance targets are confidential because they would expose the company to competitive harm, provide the discussion of the difficulty in achieving the performance targets, both corporate and individual, contemplated by Instruction 4 to Item 402(b). Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v and vi) of Regulation S-K.

5. Revise your disclosure of how the Committee considers corporate level
    performance and individual performance to discuss how the results of each of the
    discussed performance factors compared to the targeted performance and how that
    level of performance resulted in the percentage payments discussed on page 24.
    Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v, vi and vii) of Regulation
    S-K.

6. It appears that Mr. Hermance's and, to a lesser extent, Mr. Salamone's
    compensation is determined using significantly greater award amounts than the
    amounts paid in compensation to the other named executive officers. Revise your
    disclosure to discuss material differences in the compensation program for your
    different named executive officers. Please discuss how the Committee
    determined that this particular pay structure fit into the goals of Hudson City's
    compensation program. Please refer to the last paragraph of Section II(B)(1) of
    Release 33-8732A. Please also refer to Item 402(b)(1)(i, ii and iv) of Regulation
    S-K.

7. Revise your disclosure to explain why the Committee approved a compensation
    package for Mr. Tassillo which contained only retention based stock options.
    Please refer to Item 402(b)(1)(ii) and Item 402(b)(2)(vii) of Regulation S-K.

Employment Agreements and Change in Control Agreements, page 26

8. Revise this section to clarify how the Committee, or the Board, determined that
    the particular payout structure of the employment agreements and change in
    control agreements were appropriate. Please refer to Item 402(b)(1)(v) and Item
    402(b)(2)(xv) of Regulation S-K.

Summary Compensation Table, page 29

9. Revise the narrative discussion that accompanies the Summary Compensation
    Table, or the Compensation Discussion and Analysis, to clarify the amount of
    equity compensation which represents performance based stock options and the
    amount which represents retention options.

Outstanding Equity Awards at Fiscal Year-End, page 37

10. Revise this table to disclose, in a footnote, the vesting provisions of the stock
    awards. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Pension Benefits, page 39

11. Revise the narrative discussion to include the discussion of the material terms of
    the pension plans, including the benefit formula. Please refer to Item 402(h)(3)(i)

of Regulation S-K.

Deferred Compensation, page 41

12. Revise the table to disclose the contribution amounts and related information for each deferred compensation and nonqualified plan. Please refer to Item 402(i)(1) and (2) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel